

March 27, 2015

Peter Ziparo
General Counsel
Visteon Corporation
One Village Center Drive
Van Buren Township, MI 48111

> **Re: Visteon Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 5, 2015**
> **File No. 001-15827**

Dear Mr. Ziparo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We note that your reporting currency is the United States dollar. Please revise your disclosures throughout your filing to provide the reporting currency equivalent for all figures presented.

Interests of the Directors and Executive Officers, page 3

2. Please disclose here the amount of total compensation potentially to be received by your directors and executive officers in connection with the proposed sale of your HVCC shares. In this regard, we note your golden parachute compensation disclosure on page 52.

Debt Financing, page 7

3. Please disclose the name of all parties with which Hahn has entered into senior or junior facilities agreements in connection with this transaction, or tell us why this information is not

material. In this regard, we note your use of the phrase "among others" when identifying the various parties in this section.

Solicitation of Proxies, page 12

4. We note that proxies may be solicited directors, officers and employees, personally or by telephone, facsimile or other means of communication. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

Questions and Answers, page 14

5. Please add a question and answer that compares the KRW 52,000 per share consideration with the market price of the HVCC shares at the time you entered into the share purchase agreement.

6. Please add a question and answer that addresses the events and discussions leading up to the Board of Directors' decision to sell your HVCC shares.

Why did we agree to sell our HVCC shares?, page 14

7. Please expand to discuss the factors that the Board of Directors considered in determining to enter into the share purchase agreement and its rationale for approving the sale of your HVCC shares. Disclose the material positive and negative factors that the board considered in connection with the sale of your HVCC shares.

What will happen if the proposal to authorize the Share Purchase Agreement and the transactions contemplated thereby, including the sale of our HVCC shares, is approved by our stockholders?, page 15

8. We note your disclosure that the sale of your HVCC shares may constitute a "sale of substantially all of Visteon's assets." Please disclose what percentage of your assets will be divested in connection with the sale of your HVCC shares. Compare the size and nature of your remaining business with your business prior to the transaction.

Background of the Sale of our HVCC shares, page 28

9. Please disclose in the third paragraph when you retained each of Rothschild and UBS to act as financial advisors in connection with the proposed sale of your HVCC shares.

Opinion of UBS as Financial Advisor to Visteon, page 38

10. Please provide us with copies of the "board books" and any other materials prepared by your financial advisors. Such materials should include all presentations made by the financial advisors.

11. We note the last bullet point on page 39 indicating that UBS "conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary and appropriate." Please disclose any such other material financial studies, analysis and investigations, or other information that UBS relied upon to arrive at its opinion.

Selected Companies Analysis, page 41

12. Please disclose the specific characteristics that make the selected companies comparable or not comparable to HVCC. For example, we note your disclosure that HVCC is one of only two global full-line automotive thermal management suppliers. Disclose whether the other supplier was among the selected companies and if not, why not. Provide similar disclosure with respect to the Rothschild opinion.

13. Please revise to disclose the data underlying the analysis and indicate how that information resulted in the multiples disclosed. In this regard, please revise to disclose the purchase price, EBITDA and P/E Ratios for each precedent transaction in the analysis. Provide similar disclosure with respect to the Rothschild opinion.

Selected Transactions Analysis, page 42

14. Please revise the table to disclose the LTM Sales and LTM EBITDA for each precedent transaction. Provide similar disclosure with respect to the Rothschild opinion.

Miscellaneous, page 43

15. Please quantify any fees payable to UBS and its affiliates relating to any material relationship that existed in the last two years between you and your affiliates and UBS and its affiliates. Refer to Item 1015(b)(4) of Regulation M-A. As applicable, please also provide similar disclosures for Rothschild and its affiliates.

Debt Financing, page 55

16. We note your disclosure that although the debt financing is not subject to a due diligence, such financing may "not be considered assured." Consistent with the requirements of Item 14(c)(1) of Schedule 14A, please provide the information required by Part B (Registrant Information) of Form F-4 for Hahn. Refer to Instruction 2(a) of Item 14.

Litigation and Claims, page 113

17. We note that Section 3.20 of the Johnson Controls Inc. purchase agreement filed as Exhibit 10.1 to your Form 8-K dated January 12, 2014 provides a representation that, except as otherwise disclosed in Section 3.20 of the Disclosure Schedules, for the five years preceding the agreement the purchased companies have not sold, shipped or

transshipped any goods to or through countries including Syria, Sudan and Cuba. You do not include Section 3.20 of the Disclosure Schedules. We note also that your customers BMW, Daimler, Honda, Hyundai, PSA Peugeot Citroen, Toyota and Volkswagen each have reported sales to Syria, Sudan and/or Cuba. Syria, Sudan and Cuba are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, Sudan and Cuba, if any, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products, technology, components or services you have provided, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

18. Please discuss the materiality of any contacts with Syria, Sudan and Cuba you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

Form of Proxy Card

19. Please mark the form of proxy card "Preliminary Copy." Refer to Exchange Act Rule 14a-6(e)(1).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Stickel at (202) 551-3324 or me at (202) 551-3611 if you have questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director

cc: Shilpi Gupta, Esq.